82.2280

WOODSIDE
AUSTRALIAN ENERGY

09 September 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

02 SEP 24 AM 9:45

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX"):

- News Release – Management Staff Appointment, lodged with the Australian Stock Exchange on 9 September 2002.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

ANTHONY NIARDONE
Assistant Company Secretary

dlo 9/24

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday, 9 September 2002
1.00pm (WST)

MANAGEMENT STAFF APPOINTMENT

Chris Haynes who currently holds the position of Chief Executive Officer, North West Shelf Ventures has accepted the position as Shell's Country Chairman in Syria and Chief Executive of the Al Furat Petroleum Company.

Chris joined Woodside in July 1999. Under his leadership there have been significant further improvements in its operational and HSE performance of the North West Shelf Ventures and great success with new business development.

On 4 November 2002, Chris will be succeeded by Steve Ollerearnshaw, currently Managing Director, Petroleum Development Oman, which is the Sultanate's major oil, gas and LNG producer.

Woodside would like to thank Chris Haynes for his major contribution and to welcome Steve Ollerearnshaw who brings extensive experience to the position having worked for the Shell Group in the Middle East, Malaysia and Nigeria, where he was Managing Director of Nigeria LNG.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5934 M: (0417) 916 638

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Glenister Lamont, Investor Relations Manager
W: (08) 9348 4283 M: (0417) 541 305

82.2280

WOODSIDE

AUSTRALIAN ENERGY

02 SEP 24 AM 9:45

10 September 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX"):

- Drilling Report – Chinguetti-4-2 & Chinguetti-4-3(Banda), lodged with the Australian Stock Exchange on 10 September 2002.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

ANTHONY NIARDONE
Assistant Company Secretary

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

10 September 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania, PSC A & PSC B

Chinguetti-4-2 & Chinguetti-4-3 (Banda)

Woodside Mauritania Pty Ltd., Operator of the Mauritania PSC A & B Joint Ventures, reports that on 10 September the drillship "Deepwater Discovery" was on location at the Banda prospect in Area A and was preparing to spud the Chinguetti-4-3 (Banda) exploration well.

Since the last report the Chinguetti-4-2 well in Area B has been suspended due to the mechanical failure of test equipment during preparations to test the second of two zones in the Chinguetti-4-2 well. The Mauritania PSC B Joint Venture will confirm its plans to continue the evaluation of the Chinguetti-4-2 well while the Chinguetti-4-3 (Banda) well is completed.

Current operations are preparing for well spud.

Note:

Under the well naming convention adopted by the Mauritanian government all wells drilled by Woodside will follow the naming convention of "Chinguetti - Block No - Well No.". In order to avoid confusion the prospect name will be appended to the end of the well name in parentheses, for example Chinguetti-4-3 (Banda).

Participants in the Area A PSC are as follows:

	%
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	24.3%
Fusion Oil and Gas NL	3.0%
Roc Oil (Mauritania) Company	2.7%

Participants in the Area B PSC are as follows:

	%
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%

Fusion Oil and Gas NL	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Asst. Company Secretary